As filed with the Securities and Exchange Commission on November 26, 2007
Registration No. 333-138858

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2 TO
FORM SB-2
REGISTRATION STATEMENT
ON FORM S-3
UNDER
THE SECURITIES ACT OF 1933

CAPITAL GOLD CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1040	13-3180530
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

76 Beaver Street
New York, NY10005
(212) 344-2785
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Gifford A. Dieterle, Chief Executive Officer
Capital Gold Corporation
76 Beaver Street
New York, NY10005
(212) 344-2785
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Richard Feiner, Esq.
381 Park Avenue South, Suite 1601
New York, New York, 10016
(212) 779-8600
Fax (212) 779-8858

Approximate date of proposed sale to the public: From time to time or at any time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus included in this Registration Statement also relates to the remaining unsold shares which were previously registered by the Registrant under Registration Statement 333-133565, 333-129939 and 333-123216.

The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on a date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated November 26, 2007

CAPITAL GOLD CORPORATION

55,604,696 Shares of Common Stock

This prospectus relates to the resale of 55,604,696 shares of our common stock, including 13,700,000 shares of common stock issuable upon the exercise of outstanding warrants and options, that may be offered and sold from time to time by the selling stockholders listed herein.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders other than payment of the exercise price of the warrants and options.

Our common stock is listed on the Over-The-Counter Bulletin Board under the symbol "CGLD." The closing price per share of our common stock as reported by the OTC Bulletin Board on November 23, 2007, was $0.72. On common stock also trades on the Toronto Stock Exchange (“TSX”) under the symbol “CGC.” On November 23, 2007, the closing price of our common stock on the TSX was $0.72 CDN (approximately $0.71 USD).

Please see the risk factors beginning on page 4 to read about certain factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November __, 2007

PROSPECTUS SUMMARY

In the following summary, we have highlighted information that we believe is the most important about us. However, because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms “we,” “our” and “us” refer to Capital Gold Corporation and not to the selling stockholders. You should also see the “Glossary” for definitions of some of the terms used to describe our business.

About Capital Gold

Through wholly-owned subsidiaries, Capital Gold Corporation owns 100% of 16 mining concessions located in the Municipality of Altar, State of Sonora, Republic of Mexico totaling approximately 3,544 hectares (8,756 acres or 13.7 square miles). We commenced mining operations on two of these concessions in late March 2007 and achieved gold production and revenue from operations in early August 2007. During our first fiscal quarter ended October 31, 2007, we produced approximately 10,000 ounces of gold. Of this production, we sold 9,194 ounces of gold for proceeds amounting to approximately $6,540,000. The gold dore is being refined for us in Mexico by Met-Mex Penoles. We sometimes refer to the operations on these two concessions as the El Chanate Project.

In May 2007, we completed an expanded 72-hole reverse circulation drilling campaign to identify additional proven and probable gold reserves at the El Chanate Project. The 72 holes totaled approximately 8,300 meters, and were positioned to fill in gaps in the ore body and test the outer limits of the currently known ore zones. We turned the assay data over to Independent Mining Consultants, Inc. (“IMC”) of Tucson, AZ to update our ore reserve and our mine plan. On August 30, 2007, IMC delivered to us an updated resource block model and an updated mine plan and mine production schedule (the “2007 Report”). The original feasibility study (the “2003 Study”) on the El Chanate Project was prepared by M3 Engineering of Tucson in August 2003. M3 updated the 2003 Study in October 2005 (the “2005 Study”). An August 2006 technical report from SRK Consulting, Denver, Colorado (the “2006 Update”) further updated the feasibility study.

According to the 2007 Report, our proven and probable reserve tonnage has increased by approximately 98 percent from 19.9 million to 39.5 million metric tonnes with a gold grade of 0.66 grams per tonne (43.5 million US short tons at 0.019 ounces per ton). The open pit stripping ratio is 0.6:1 (0.6 tonnes of waste to one tonne of ore). The updated pit design for the revised plan in the 2007 Report is based on a plant recovery of gold that varies by rock types, but is expected to average 66.8%. A gold price of US$550 (three year average as of July 31, 2007 as determined by IMC) per ounce was used to re-estimate the reserves compared with a gold price of $450 per ounce used in the previous estimate.

Gold production at El Chanate is currently near the feasibility study rate of 4,000 ounces per month. We plan to slowly start to ramp up daily tonnage levels from 7,500 tonnes per day (“tpd”) to 10,000 tpd. This should boost our gold production toward 5,000 ounces per month (60,000 ounces per year). Initially, we anticipate that the increased plant throughput will not require any capital since an additional ore crushing and stacking capacity was factored into the original design.

With the recent reserve increase, we are analyzing what steps are necessary to effectively increase production rates to 100,000 ounces per year and improve gold recoveries by conducting further metallurgical test work at our laboratory facilities at the mine. To this end, we have engaged Golder Engineering and its Mexican associates to supply EPCM (engineering, procurement and construction management) services for leach pad expansion and to study the impact of the planned mining increase. Golder previously successfully completed the construction management of our existing leach pads. In addition, we are discussing options available with the crusher manufacturer, Excel Machinery, with regards to adding an additional secondary crusher into the crushing circuit, to enable the system to handle increased tonnage. We anticipate that another crusher should move daily tonnage up closer to 14,000 tpd.

Our principal executive offices are located at 76 Beaver Street, 14th floor, New York, NY10005, and our telephone number is (212) 344-2785.

The Offering

Common stock to be offered
by the selling stockholders	55,604,696 Shares

Common stock outstanding
prior to this offering	174,243,646 Shares

Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling stockholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants and options held by the selling stockholders. We will apply such proceeds, if any, toward future exploration and/or acquisitions and for working capital. See "Use of Proceeds."

Over-The-Counter Bulletin
Board symbol	CGLD

Toronto Stock Exchange symbol	CGC

The 55,604,696 shares of our common stock offered consist of:

•	Up to 41,904,696 shares of common stock owned by certain of the selling stockholders; and

•	Up to13,700,000 shares of common stock issuable upon the exercise of outstanding warrants and options.

RISK FACTORS

WE ARE SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

Risks related to our business and operations

We have just begun generating operating revenues. If we are unable to sustain operating revenues, we will not be able to generate profits and our business may fail.

Until recently, we had no producing properties and, historically, have operated and continue to operate at a loss. We only commenced gold producing activities and started to generate revenues in August 2007. Our ultimate success will depend on our ability to generate profits from our properties. Our viability is largely dependent on the successful commercial development of our El Chanate gold mining project in Sonora, Mexico. While we have commenced revenue producing mining operations, we cannot assure if or when revenues will cover cash flow or generate profits.

We just recently started to receive cash flow from operations and, historically, have relied on external funding sources. While we believe that, with continuing cash flow from operations, we have adequate funds to permit us to reach positive cash flow from such operations, if we encounter unexpected problems and we are unable to generate positive cash flow in a timely manner, we may need to raise additional capital. If additional capital is required and we are unable to obtain it from outside sources, we may be forced to reduce or curtail our operations or our anticipated exploration activities.

Historically, we have not generated cash flow from operations. We believe that we have adequate funds to cover our financial requirements until such time as mining operations at the El Chanate Project generate positive cash flow. However, if we encounter unexpected problems and we are unable to generate positive cash flow in a timely manner, we may need to raise additional capital. We also may need to raise additional capital for property acquisition and new exploration. To the extent that we need to obtain additional capital, management intends to raise such funds through the sale of our securities and/or joint venturing with one or more strategic partners. We cannot assure that adequate additional funding, if needed, will be available. If we need additional capital and we are unable to obtain it from outside sources, we may be forced to reduce or curtail our operations or our anticipated exploration activities.

Our Credit Facility with Standard Bank plc imposes restrictive covenants on us.

Our Credit Facility with Standard Bank requires us, among other obligations, to meet certain financial covenants including (i) a debt service coverage ratio of not less than 1.2 to 1.0, (ii) a projected debt service coverage ratio of not less than 1.2 to 1.0, (iii) a loan life coverage ratio of at least 1.6 to 1.0, (iv) a project life coverage ratio of at least 2.0 to 1.0 and (v) a minimum reserve tail. We are also required to maintain a certain minimum level of unrestricted cash. In addition, the Credit Facility restricts, among other things, our ability to incur additional debt, create liens on our property, dispose of any assets, merge with other companies or make any investments. A failure to comply with the restrictions contained in the Credit Facility could lead to an event of default thereunder which could result in an acceleration of such indebtedness.

We are using reconditioned equipment which could adversely affect our cost assumptions and our ability to economically and successfully mine the project.

We are using reconditioned carbon column collection equipment to recover gold and Sinergia, our mining contractor, is using equipment that is not new. Such equipment is subject to the risk of more frequent breakdowns and need for repair than new equipment. If the equipment that we or Sinergia uses breaks down and needs to be repaired or replaced, we will incur additional costs and operations may be delayed resulting in lower amounts of gold recovered. In such event, our capital and operating cost assumptions may be inaccurate and our ability to economically and successfully mine the project may be hampered, resulting in decreased revenues and, possibly, a loss from operations.

The gold deposit we have identified at El Chanate is relatively low-grade. If our estimates and assumptions are inaccurate, our results of operation and financial condition could be materially adversely affected.

The gold deposit we have identified at our El Chanate Project is relatively low-grade. If the estimates of ore grade or recovery rates contained in the feasibility study turn out to be higher than the actual ore grade and recovery rates, if costs are higher than expected, or if we experience problems related to the mining, processing, or recovery of gold from ore at the El Chanate Project, our results of operation and financial condition could be materially adversely affected. Moreover, it is possible that actual costs and economic returns may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the initial production phase and to require more capital than anticipated. There can be no assurance that our operations at El Chanate will be profitable.

We have only one project. As a result, our chances of conducting viable mining operations are dependent upon the success of that project.

Our only current properties are the El Chanate concessions. Accordingly, we are dependent upon the success of the El Chanate concessions.

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond our control. If and when we commence production, our ability to generate profits from operations could be materially and adversely affected by such fluctuating prices.

The profitability of any gold mining operations in which we have an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis. During the first ten months of 2007, the spot price for gold on the London Exchange has fluctuated between $608.30 and $792.50 per ounce. During calendar 2006, the spot price for gold on the London Exchange fluctuated between $524.75 and $725.00 per ounce. Gold prices are affected by numerous factors beyond our control, including:

•	the level of interest rates,

•	the rate of inflation,

•	central bank sales,

•	world supply of gold and

•	stability of exchange rates.

Each of these factors can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has historically fluctuated widely and, depending on the price of gold, revenues from mining operations may not be sufficient to offset the costs of such operations.

We may not be successful in hedging against gold price and interest rate fluctuations and may incur mark to market losses and lose money through our hedging programs.

We have entered into metals trading transactions to hedge against fluctuations in gold prices, using call option purchases and forward sales, and have entered into various interest rate swap agreements. The terms of our Credit Facility with Standard Bank require that we utilize various price hedging techniques to hedge a portion of the gold we plan to produce at the El Chanate Project and hedge at least 50% of our outstanding loan balance. There can be no assurance that we will be able to successfully hedge against gold price and interest rate fluctuations.

Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments that protect against metals market price volatility may prevent us from realizing the full benefit from subsequent increases in market prices with respect to covered production, which would cause us to record a mark-to-market loss, decreasing our revenues and profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition, results of operations and cash flows.

We had not yet physically produced gold dore on March 31 and June 30, 2007, the first two quarters ended upon which we were required to settle a forward sale of 5,285 and 7,841 ounces of gold, respectively, with Standard Bank. Rather than modifying the original Gold Price Protection agreement with Standard Bank to satisfy these forward sale obligations, we opted for a net cash settlement between the call option purchase price of $535 and the forward sale price of $500, or $35.00 per oz. We paid Standard Bank approximately $185,000 and $274,000, respectively, due to these settlements with corresponding reductions in our derivative liability. As we commenced gold production in August 2007, we believe we will be able to deliver the quantity of gold required by our forward sales on a going forward basis; however, we again opted for a cash settlement for the quarter ended September 30, 2007 and may continue to net cash settle these forward sale obligations if, as on September 30, 2007, it is the most cost effective option for us. If we are unable for any reason to produce the quantity of gold required by our forward sales and generate sufficient cash flow to settle these forward sales in gold or cash, it could have a material adverse effect on our financial condition and cash flows.

Our material property interests are in Mexico. Risks of doing business in a foreign country could adversely affect our results of operations and financial condition.

We face risks normally associated with any conduct of business in a foreign country with respect to our El Chanate Project in Sonora, Mexico, including various levels of political and economic risk. The occurrence of one or more of these events could have a material adverse impact on our efforts or operations which, in turn, could have a material adverse impact on our cash flows, earnings, results of operations and financial condition. These risks include the following:

•	labor disputes,

•	invalidity of governmental orders,

•	uncertain or unpredictable political, legal and economic environments,

•	war and civil disturbances,

•	changes in laws or policies,

•	taxation,

•	delays in obtaining or the inability to obtain necessary governmental permits,

•	governmental seizure of land or mining claims,

•	limitations on ownership,

•	limitations on the repatriation of earnings,

•	increased financial costs,

•	import and export regulations, including restrictions on the export of gold, and

•	foreign exchange controls.

These risks may limit or disrupt the project, restrict the movement of funds or impair contract rights or result in the taking of property by nationalization or expropriation without fair compensation.

We sell gold in U.S. dollars; however, we incur a significant amount of our expenses in Mexican pesos. If applicable currency exchange rates fluctuate, our revenues and results of operations may be materially and adversely affected.

We sell gold in U.S. dollars. We incur a significant amount of our expenses in Mexican pesos. As a result, our financial performance would be affected by fluctuations in the value of the Mexican peso to the U.S. dollar.

Changes in regulatory policy could adversely affect our exploration and future production activities.

Any changes in government policy may result in changes to laws affecting:

•	ownership of assets,

•	land tenure,

•	mining policies,

•	monetary policies,

•	taxation,

•	rates of exchange,

•	environmental regulations,

•	labor relations,

•	repatriation of income and/or

•	return of capital.

Any such changes may affect our ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore, develop and operate those properties in which we have an interest or in respect of which we have obtained exploration and development rights to date. The possibility, particularly in Mexico, that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Compliance with environmental regulations could adversely affect our exploration and future production activities.

With respect to environmental regulation, future environmental legislation could require:

•	stricter standards and enforcement,

•	increased fines and penalties for non-compliance,

•	more stringent environmental assessments of proposed projects and

•	a heightened degree of responsibility for companies and their officers, directors and employees.

There can be no assurance that future changes to environmental legislation and related regulations, if any, will not adversely affect our operations. We could be held liable for environmental hazards that exist on the properties in which we hold interests, whether caused by previous or existing owners or operators of the properties. Any such liability could adversely affect our business and financial condition.

We have insurance against losses or liabilities that could arise from our operations. If we incur material losses or liabilities in excess of our insurance coverage, our financial position could be materially and adversely affected.

Mining operations involve a number of risks and hazards, including:

•	environmental hazards,

•	industrial accidents,

•	metallurgical and other processing,

•	acts of God, and/or

•	mechanical equipment and facility performance problems.

Such risks could result in:

•	damage to, or destruction of, mineral properties or production facilities,

•	personal injury or death,

•	environmental damage,

•	delays in mining,

•	monetary losses and /or

•	possible legal liability.

Industrial accidents could have a material adverse effect on our future business and operations. We currently maintain general liability, auto and property insurance coverage. We cannot be certain that the insurance we have in place will cover all of the risks associated with mining or that we will be able to maintain insurance to cover these risks at economically feasible premiums. We also might become subject to liability for pollution or other hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons. Losses from such events may have a material adverse effect on our financial position.

Calculation of reserves and metal recovery dedicated to future production is not exact, might not be accurate and might not accurately reflect the economic viability of our properties.

Reserve estimates may not be accurate. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices. Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

We are dependent on the efforts of certain key personnel and contractors to develop our El Chanate Project.  If we lose the services of these personnel and contractors and we are unable to replace them, our planned operations at our El Chanate Project may be disrupted and/or materially adversely affected.

We are dependent on a relatively small number of key personnel, including but not limited to John Brownlie, Chief Operating Officer, who oversees the El Chanate Project, the loss of any one of whom could have an adverse effect on us. We are also dependent upon Sinergia to provide mining services.  Sinergia commenced mining operations on March 25, 2007, and transitioned from the pre-production to production phase of the mining contract in July 2007.  Sinergia has mobilized its mining fleet to the site ; however, its mining fleet is not new. If we lose the services of our key personnel, or if Sinergia is unable to effectively maintain its fleet, our planned operations at our El Chanate Project may be disrupted and/or materially adversely affected.

There are uncertainties as to title matters in the mining industry. We believe that we have good title to our properties; however, any defects in such title that cause us to lose our rights in mineral properties could jeopardize our planned business operations.

We have investigated our rights to explore, exploit and develop our concessions in manners consistent with industry practice and, to the best of our knowledge, those rights are in good standing. However, we cannot assure that the title to or our rights of ownership in the El Chanate concessions will not be challenged or impugned by third parties or governmental agencies. In addition, there can be no assurance that the concessions in which we have an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects. Any such defects could have a material adverse effect on us.

Our ability to remain profitable long-term eventually will depend on our ability to find, explore and develop additional properties. Our ability to acquire such additional properties will be hindered by competition. If we are unable to acquire, develop and economically mine additional properties, we most likely will not be able to be profitable on a long-term basis.

Gold properties are wasting assets. They eventually become depleted or uneconomical to continue mining. The acquisition of gold properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staffs, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties. If we are unable to find, develop and economically mine new properties, we most likely will not be able to be profitable on a long-term basis.

Our ability on a going forward basis to discover additional viable and economic mineral reserves is subject to numerous factors, most of which are beyond our control and are not predictable. If we are unable to discover such reserves, we most likely will not be able to be profitable on a long-term basis.

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. Few properties that are explored are ultimately developed into commercially producing mines. As noted above, our long-term profitability will be, in part, directly related to the cost and success of exploration programs. Any gold exploration program entails risks relating to

•	the location of economic ore bodies,

•	development of appropriate metallurgical processes,

•	receipt of necessary governmental approvals and

•	construction of mining and processing facilities at any site chosen for mining.

The commercial viability of a mineral deposit is dependent on a number of factors including:

•	the price of gold,

•	the particular attributes of the deposit, such as its

•	size,

•	grade and

•	proximity to infrastructure,

•	financing costs,

•	taxation,

•	royalties,

•	land tenure,

•	land use,

•	water use,

•	power use,

•	importing and exporting gold and

•	environmental protection.

The effect of these factors cannot be accurately predicted.

Risks related to ownership of our stock

Our stock price may be adversely affected if a significant amount of shares, including those offered herein, are sold in the public market.

As of November 1, 2007, approximately 82.9 million shares of our common stock, constituted "restricted securities" as defined in Rule 144 under the Securities Act of 1933. We have registered herein and in other registration statements more than half of these shares for public resale. In addition, we have registered herein and in other registration statements 15.5 million shares of common stock issuable upon the exercise of outstanding warrants and options that, as of the date hereof, have not expired or been exercised. All of the foregoing shares, assuming exercise of all of the above options and warrants, would represent in excess of 50% of the then outstanding shares of our common stock. Registration of the shares permits the sale of the shares in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. To the extent the exercise price of the warrants or options is less than the market price of the common stock, the holders of the warrants are likely to exercise them and sell the underlying shares of common stock and to the extent that the exercise prices of these securities are adjusted pursuant to anti-dilution protection, the securities could be exercisable or convertible for even more shares of common stock. We also may issue shares to be used to meet our capital requirements or use shares to compensate employees, consultants and/or directors. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of our common stock in the public market could cause the market price for our common stock to decrease. Furthermore, a decline in the price of our common stock would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

We do not intend to pay cash dividends in the near future.

Our board of directors determines whether to pay cash dividends on our issued and outstanding shares. The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. Our board does not intend to declare any dividends on our shares for the foreseeable future. We anticipate that we will retain any earnings to finance the growth of our business and for general corporate purposes.

Provisions of our Certificate of Incorporation, By-laws and Delaware law could defer a change of our management which could discourage or delay offers to acquire us.

Provisions of our Certificate of Incorporation, By-laws and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to our stockholders. For example, our Certificate of Incorporation allows us to issue different series of shares of common stock without any vote or further action by our stockholders and our Board of Directors has the authority to fix and determine the relative rights and preferences of such series of common stock. As a result, our Board of Directors could authorize the issuance of a series of common stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of other common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of other series of our common stock.

FORWARD-LOOKING STATEMENTS

Risks Associated With Forward-Looking Statements

Certain statements in this prospectus constitute “forwarding-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. All statements other than statements of historical fact, included in this prospectus regarding our financial position, business and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding exploration, costs, grade, production and recovery rates, permitting, financing needs and the availability of financing on acceptable terms or other sources of funding are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including but not limited to, the risk factors discussed above, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and other factors referenced in this prospectus. We do not undertake and specifically decline any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

USE OF PROCEEDS

Proceeds, if any, from stockholders exercising some or all of the warrants and options will be used for future exploration and/or acquisitions and for working capital.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants and options held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants and options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 174,243,646 shares of our common stock issued and outstanding as of November 23, 2007.

The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders defined below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See "How The Shares May Be Distributed" below

The following table has been prepared based solely upon information furnished to us as of the date of this prospectus by the selling stockholders listed below. The selling stockholders identified below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their shares since the date on which the information in the following table is presented.

None of the selling stockholder has had any position, office or other material relationship with us or any of our affiliates within the past three years, other than as disclosed in the footnotes to the table.

Selling Stockholder	Common Stock Owned Prior To Offering		No. of Shares Being Offered		Common Stock Owned After The Offering
SPGP(1)	11,295,000	(1)	11,295,000	(1)	—
NCL Smith & Williamson Ltd(2)	180,000	(2)	180,000	(2)	—
Regent Pacific Group Ltd(3)	720,000	(3)	720,000	(3)	—
Tameem Auchi(4)	176,000	(4)	176,000	(4)	—
Compagnie Internationale de Participations Bancaires et Financieres(5)	1,760,000	(5)	1,760,000	(5)	—
Sook Hee Chang(6)	48,000	(6)	48,000	(6)	—
AGF Precious Metals Fund(7)	3,520,000	(7)	3,520,000	(7)	—
Minh-Thu Dao-Huy(8)	375,000	(8)	375,000	(8)	—
Michael White(9)	29,568	(9)	29,568	(9)	—
Charles L. Stafford(10)	324,700	(10)	271,000	(10)	53,700
Standard Bank Plc.(11)*	15,750,000	(11)	15,750,000	(11)	—
Josephine Scott(12)	842,817	(12)	502,727		340,090
Peter I. Wold(13)	550,000		250,000		300,000
John P. Wold(13)	450,000		250,000		200,000
John S. Wold(13)	1,000,001		250,001		750,000
Andrew Fraser (14)	336,900	(14)	336,900	(14)	—
RBC/David Paterson Trust(15)	397,000	(15)	397,000	(15)	—

Selling Stockholder	Common Stock Owned Prior To Offering		No. of Shares Being Offered		Common Stock Owned After The Offering
Van Eck International Investors Gold Fund(16)*	8,300,000	(16)	8,300,000	(16)	—
Van Eck Long/Short Gold Portfolio Ltd.(17)*	1,700,000	(17)	1,700,000	(17)	—
Global Gold and Precious(18)	1,000,000	(18)	1,000,000	(18)	—
Eric T. Inkilainen	50,000		50,000		—
Russ Fromm*	750,000		750,000		—
Shane Baghai	100,000		100,000		—
Philip Emanuele(19)	8,500	(19)	8,500	(19)	—
Robert Krahn	250,000		250,000		—
Firestone Fund Limited(20)	1,960,000	(20)	1,960,000	(20)	—
Guy Huet(21)	50,000	(21)	50,000	(21)	—
Alison Dyer(22)	7,500	(22)	7,500	(22)	—
Beat Invest Ltd.(22)	100,000	(22)	100,000	(22)	—
Donald G. Lang(23)	225,000	(23)	225,000	(23)	—
Stuart W. Lang(23)	75,000	(23)	75,000	(23)	—
Ebner Beteiligungsgesellschaft (24)	425,000	(24)	425,000	(24)	—
Ebner Industrieofenbau(24)	312,500	(24)	312,500	(24)	—
Sentinel Associates Ltd. (22)	75,000	(22)	75,000	(22)	—
Shirley Hom (22)	7,500	(22)	7,500	(22)	—
Alfred G. Wirth (25)	500,000	(25)	500,000	(25)	—
Gonzalo Ojeda	20,000		20,000		—
John Andrew McKee	20,000		20,000		—
The Gresham Family Trust (26)	300,000	(26)	300,000	(26)	—

Selling Stockholder	Common Stock Owned Prior To Offering		No. of Shares Being Offered		Common Stock Owned After The Offering
Eddye Ann Kelley	200,000		200,000		—
Robert Louis Rosenthal	100,000		100,000		—
Gregory James McCoach	400,000		400,000		—
Robert H. Norris and Shirley B. NorrisReal Estate Trust(27)	1,250,000	(27)	1,250,000	(27)	—
Hans Von Michaelis(28)	600,000	(28)	500,000	(28)	100,000
William M. Knapp	500,000		500,000		—
C. Michael Nielsen	460,000		460,000		—
Daniela Porter	60,000		60,000		—
Richard Feiner	200,000	(29)	100,000	(29)	—

*	This selling stockholder has identified itself as an affiliate of a registered broker-dealer.

(1)	The selling stockholder has identified Xavier Roulet, as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(2)
The shares are held of record by NCL Investments Limited. The selling stockholder has identified Mrs. F. A. Irving as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(3)
The shares are held of record by Willbro Nominees Limited. The selling stockholder has identified Jamie Gibson as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(4)	The shares are held of record by Fitel Nominees Limited.

(5)
The shares are held of record by Fitel Nominees Limited. The selling stockholder has identified Mr. Nadhmi Auchi as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(6)	The selling stockholder has indicated that her husband, Paul Ensor, also exercises voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(7)
The shares are held of record by Roytor & Co. The selling stockholder has identified Charles Oliver and Bob Farquharson as natural persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder. Messrs. Oliver and Farquharson disclaim beneficial ownership of the shares offered.

(8)	The shares are held of record by GundyCo. The selling stockholder is an officer of IBK Capital Corp., the placement agent in the 2005 and one of the 2006 private placements.

(9)	The selling stockholder is an officer of IBK Capital Corp., the placement agent in the 2005 and one of the 2006 private placements.

(10)	Shares offered and owned include shares issued in trust for the benefit of his children.

(11)
Shares offered includes 13,600,000 shares issuable upon exercise of warrants. The selling stockholder has identified its directors and senior management as natural persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(12)	Shares owned includes 250,000 shares issuable upon exercise of options. The selling stockholder is one of our employees.

(13)	John P. Wold and Peter I. Wold are brothers. John S. Wold is the father of John P. and Peter I. Wold. Each disclaims beneficial ownership of the shares owned by the others.

(14)	The shares are held of record by Willbro Nominees Limited.

(15)
The shares are held of record by Willbro Nominees Limited. The selling stockholder has identified David Paterson as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(16)
The selling stockholder has identified Joseph Foster, the portfolio manager for Van Eck Associates Corporation (the selling stockholder’s investment adviser), as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder. Van Eck International Investors Gold Fund and Van Eck Long/Short Gold Portfolio Ltd. are both clients of related investment advisors.

(17)
The selling stockholder has identified Joseph Foster, the portfolio manager for Van Eck Absolute Return Advisers Corp. (the selling stockholder’s investment adviser), as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder. Van Eck International Investors Gold Fund and Van Eck Long/Short Gold Portfolio Ltd. are both clients of related investment advisors.

(18)	The selling stockholder has identified Jean Bernard Guyon, as a natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(19)	Shares offered and owned are owned by the selling stockholder for the benefit of one of his minor children.

(20)
The selling stockholder has identified HL Huet and Guy Huet, directors, as natural persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder. HL Huet and Guy Huet disclaim beneficial ownership of the shares offered.

(21)
The shares are held of record by Bank Julius Baer & Co. Ltd. The selling stockholder is a director of Firestone Fund Limited. The selling stockholder disclaims beneficial ownership of the shares owned by Firestone.

(22)
The selling stockholder has identified Alfred G. Wirth and Thomas A. Starkey of Wirth Associates Inc. as persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(23)
The selling stockholder has identified Alfred G. Wirth and Thomas A. Starkey of Wirth Associates Inc. as persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder. Donald and Stuart Lang are brothers.

(24)
Ebner Beteiligungsgesellschaft owns 100% of Ebner Industrieofenbau. Accordingly, all shares owned by Ebner Industrieofenbau are deemed to be beneficially owned by Ebner Beteiligungsgesellschaft and included in the shares listed as owned and offered by Ebner Beteiligungsgesellschaft (the shares owned by Ebner Industrieofenbau are also listed in the table separately as owned by Ebner Industrieofenbau). The selling stockholder has identified Alfred G. Wirth and Thomas A. Starkey of Wirth Associates Inc. as persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(25)
The selling stockholder has identified himself and Thomas A. Starkey of Wirth Associates Inc. as persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(26)
The selling stockholder has identified James A. Gresham and Margaret F. Gresham, Trustees of the trust, as natural persons with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(27)
The selling stockholder has identified Robert H. Norris, Trustee of the trust, as the natural person with voting and investment control over shares of our common stock beneficially owned by the selling stockholder.

(28)
Shares owned includes 100,000 shares owned jointly with the Stockholder’s spouse. The Stockholder has indicated that his spouse shares voting and investment control over shares of our common stock beneficially owned by him.

(29)
Shares offered and owned include 200,000 shares issuable upon exercise of options, 100,000 shares of which are registered for resale herein and the balance of which are registered for resale in another registration statement.

2005 and 2006 Private Placements

The shares registered on behalf of selling stockholders herein include shares that were issued in private placements that closed in February 2005 and February and March 2006 and shares issued upon exercise of warrants issued in those private placements. Information about these private placements is as follows:

We closed two private placements in 2006 pursuant to which we issued an aggregate of 21,240,000 units, each unit consisting of one share of our common stock and a warrant to purchase ¼ of a share of our common stock. The Warrant issued to each purchaser were exercisable for one share of our common stock, at an exercise price equal to $0.30 per share. Each Warrant had a term of eighteen months and was fully exercisable from the date of issuance. We issued to the placement agent in one of the placements eighteen month warrants to purchase up to 934,000 shares of our common stock at an exercise price of $0.25 per share. 4,630,000 of the warrants issued to investors and all of the placement agent warrants were exercised. The balance of the investor warrants expired.

We closed one private placement in 2005 pursuant to which we issued an aggregate of 27,200,004 units, each unit consisting of one shares of our Common Stock and one Common Stock Purchase Warrant. Each Warrant had a term of two years and was fully exercisable from the date of issuance. We issued to the placement agent two year warrants to purchase up to 2,702,000 shares of our Common Stock at an exercise price of $0.25 per share. 25,925,004 of the warrants issued to investors and all of the placement agent warrants were exercised. The balance of the investor warrants expired.

Pursuant to our agreement with the purchasers we registered the foregoing shares and shares issuable upon the exercise of the foregoing Warrants for public resale. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of the date on which the selling stockholders may resell all the registrable shares covered by the registration statement without volume restrictions pursuant to Rule 144(k) under the Securities Act or any successor rule of similar effect and the date on which the selling stockholders have sold all the shares covered by the registration statement. With regard to the shares issued in the 2005 private placement, if, subject to certain exceptions, sales of all shares registered cannot be made pursuant to the registration statement, we will be required to pay to these selling stockholders in cash or, at our option, in shares, their pro rata share of 0.0833% of the aggregate market value of the registrable shares held by these selling stockholders for each month thereafter until sales of the registrable shares can again be made pursuant to the registration statement. In addition, we agreed to have our Common Stock listed for trading on the Toronto Stock Exchange. If our Common Stock was not listed for trading on the Toronto Stock Exchange within 180 days after February 8, 2005, we were required to issue to the selling stockholders who purchased in the 2005 private placement an additional number of shares of our Common Stock that is equal to 20% of the number of shares acquired by them in the private placement. We did not timely list our shares on the Toronto Stock Exchange and, in August 2005, we issued 5,440,000 shares to the selling stockholders.

HOW THE SHARES MAY BE DISTRIBUTED

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state or the United States;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders have been apprised that, if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to how the shares may be distributed, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, each of the selling stockholders who is a registered broker-dealer or is affiliated with a registered broker-dealer has advised us that:

•	it purchased the shares in the ordinary course of business; and

•	at the time of the purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities and Exchange Act during such time as they may be engaged in a distribution of the shares. With certain exceptions, Regulation M precludes a selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby in this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Richard Feiner, Esq., 381 Park Avenue South, Suite 1601, New York, New York 10016. Mr. Feiner owns options to purchase an aggregate of 200,000 shares of our common stock.

EXPERTS

Our consolidated financial statements incorporated by reference in this Prospectus and in the Registration Statement have been audited by Wolinetz, Lafazan & Company, P.C., independent registered public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (File No. 333-143957) under the Securities Act of 1933, as amended, with respect to the common stock the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits filed with the registration statement.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the following documents and any future filing made with the Commission under Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 until we and the selling stockholders sell all the securities included in this prospectus:

(a)	Our annual report on Form 10-KSB for our fiscal year ended July 31, 2007.

(b)	Our current reports on Form 8-K filed with the Commission on September 5, 2007, September 14, 2007, September 20, 2007 and November 15, 2007.

(c)	Our proxy statement on schedule 14A for our 2007 annual meeting.

(d)
A description of our common stock contained in our registration statement on Form SB-2, SEC File No. 333-138858, and any amendment or report filed for the purpose of updating this description filed subsequent to the date of this prospectus and prior to the termination of this offering.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Capital Gold Corporation, 76 Beaver Street, 14th floor, New York, NY10005, telephone number (212) 344-2785.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We and the selling stockholders will not make offers to these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date on the front of those documents.

No dealer, salesman or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this Prospectus is current only as of this date.

55,604,696 SHARES OF
COMMON STOCK

CAPITAL GOLD CORPORATION

PROSPECTUS

November __, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Filing Fees	$470.18
Printing and Engraving Expenses*	$7,000.00
Accounting Fees and Expenses*	$10,000.00
Legal Fees and Expenses*	$12,500,00
Miscellaneous*	$4529.82
Total Expenses*	$34,500.00

* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The registrant is incorporated under the laws of the State of Delaware. As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the article Eighth of the registrants certificate of incorporation provides: “Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the Corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the Corporation; or (4) a transaction from which the director derived an improper personal benefit.”

Article Ninth of the registrant’s certificate of incorporation provides that the registrant shall indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

ITEM 16. EXHIBITS.

Exhibit No. Description

4.1	Specimen certificate representing our Common Stock.(1)

4.2	Form of Warrant for Common Stock of the Company issued in the February 2005 private placement.(2)

4.3	Form of Warrant for Common Stock of the Company issued to Standard Bank.(3)

4.4	Form of Warrant for Common Stock of the Company issued in the February and March 2006 private placement.(4)

4.5	Form of Warrant for Common Stock of the Company issued in the January 2007 private placement.(5)

4.6	Form of Placement Agent Warrant for Common Stock of the Company issued in the January 2007 private placement.(5)

5.1	Opinion of Richard Feiner, Esq., legal counsel.*

23.1	Consent of Wolinetz, Lafazan & Company, P.C., independent registered public accountants.

23.2	Consent of Richard Feiner, Esq., legal counsel (included in Exhibit 5.1).

24.1	Powers of Attorney (included in Signature Pages to the Registration Statement).*

* Previously filed.

(1)
Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (SEC file no. 333-123216) filed with the Commission on or about March 9, 2005, and incorporated herein by this reference.

(2)	Previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on or about February 10, 2005, and incorporated herein by this reference.

(3)
Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form SB-2 (SEC file no. 333-123216) filed with the Commission on or about June 27, 2005, and incorporated herein by this reference.

(4)	Previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on or about February 16, 2006, and incorporated herein by this reference.

(5)	Previously filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on or about January 29, 2007, and incorporated herein by this reference.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Sections 10(a) (3) of the Securities Act of 1933 (the Act );

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) Include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, this Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 26th day of November 2007.

CAPITAL GOLD CORPORATION (Registrant)

By: /s/ Gifford A. Dieterle
Gifford A. Dieterle, President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Gifford A. Dieterle	President, Treasurer, and Chairman of the Board	November 26, 2007
Gifford A. Dieterle

/s/ Christopher M. Chipman	Principal Financial and Accounting officer	November 26, 2007
Christopher M. Chipman

*	Director	November 26, 2007
Robert N. Roningen

*	Director	November 26, 2007
Roger A. Newell

	Director	November __, 2007
John Brownlie

*	Director	November 26, 2007
Jeffrey W. Pritchard

	Director	November __, 2007
John Postle

*	Director	November 26, 2007
Ian Shaw

	Director	November __, 2007
Mark T. Nesbitt

* By: /s/ Gifford A. Dieterle
Gifford A. Dieterle,
Attorney-in-Fact

Capital Gold Corporation
Post-Effective Amendment No. 2 to
Form SB-2 on Form S-3
Index to Exhibits

Exhibit No.	Description
23.1	Consent of Wolinetz, Lafazan & Company, P.C., independent registered public accountants.